FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2009
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), N J Holland
†
(Chief Executive Officer), K Ansah
#
, C Carolus, R Dañino*, J G Hopwood, G Marcus,
R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea
†
, C I von Christierson, G M Wilson
†
British,
#
Ghanaian, *Peruvian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax +27 11 562-9838
www.goldfields.co.za

Enquiries
Media and Investor Enquiries

Willie Jacobsz
Tel      +508 839-1188
Mobile +857 241-7127
email
Willie.Jacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel
+27 11 562-9706
Mobile +27 (0) 83 309-6720
email
Nikki.Catrakils-Wagner@
goldfields.co.za
Media Enquiries

Julian Gwillim
Tel
+27 11 562-9774
Mobile +27 (0) 82 452 4389
email
Julian.Gwillim@goldfields.
co.za

MEDIA RELEASE
NOT TO BE RELEASED OR DISTRIBUTED IN, INTO OR FROM
AUSTRALIA, CANADA OR JAPAN.
Gold Fields makes an offer for Glencar
Johannesburg, 24 July 2009: Gold Fields Limited (Gold Fields)
(JSE, NYSE, NASDAQ Dubai: GFI) is pleased to announce that it has, through a wholly owned subsidiary, reached agreement with
Glencar Mining Plc (Glencar) (AIM: GBX ISE: GEX) on the terms of a recommended cash offer for the entire issued share capital of
Glencar.

Under the terms of the Offer, Glencar shareholders will be entitled to receive, for each Glencar share, 9 pence Sterling in cash upon acceptance of the Offer, should the required acceptances be
achieved. The offer is subject to the acceptance by shareholders representing 80% of Glencar’s issued share capital. However, Gold
Fields may reduce this acceptance threshold, at its discretion, but to no lower than a percentage which is more than 50%. The
consideration values the entire issued and to be issued share capital of Glencar at approximately £28 million.
As reflected in Glencar’s 2008 Annual Report, Glencar’s principal asset, and only defined resource, is its Komana project in Southern
Mali, West Africa (“Komana”). Komana has an indicated and inferred mineral resource of 1,250,000
1
ounces of gold, within 150 metres of
surface.

Nick Holland, Chief Executive Officer of Gold Fields said, “The proposed acquisition of Glencar is consistent with Gold Fields’
regionalisation strategy, which includes growing its production in each of the West Africa, South America and Australasia regions to a million ounces per region within five years. We like Mali and this acquisition forms part of our strategy to grow our presence and footprint in the
West African region. The offer fairly values Glencar’s existing resource base and exploration upside and we are excited about its future inclusion in the Gold Fields group.”
The consideration payable will be financed out of Gold Fields’ existing resources and is expected to close in late September 2009.

Based on a 0.5 g/t cut off grade

ends

Enquiries:
Willie Jacobsz
Mobile: +857 241-7127
Nikki Catrakilis-Wagner
Mobile: +27 (0) 83 309 6720
Julian Gwillim
Mobile: +27 (0) 82 452 4389

About Gold Fields
Gold Fields Limited is one of the world’s largest unhedged producers of gold with attributable steady state production of approximately 4 million ounces per annum from nine operating mines in South
Africa, Peru, Ghana and Australia. The company has total attributable ore reserves of 83 million ounces and mineral resources of 251 million ounces. Gold Fields is listed on the JSE Limited
(primary listing), New York Stock Exchange (NYSE), NASDAQ Dubai Limited (NASDAQ Dubai),
NYSE Euronext in Brussels (NYX) and Swiss Exchange (SWX). For more information please visit
the Gold Fields website at        www.goldfields.co.za.

About Glencar
Glencar is a Dublin-based exploration company with a focus on exploration and development of gold deposits in Africa. Glencar has found major gold deposits in Ghana, West Africa in the 1980s and in the 1990s. The company has operations in Mali and Ghana in West Africa and in Uganda in East
Africa. Glencar is headquartered in Dublin, Ireland.
The distribution of this announcement in or into certain jurisdictions may be restricted by the laws of those jurisdictions, including Canada, Australia or Japan,. Accordingly, copies of this announcement and all other documents relating to the Offer are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction.
The directors of Gold Fields Metals BV and of its parent company, Gold Fields Limited accept responsibility for the information contained in this announcement except for information relating to
Glencar which has been noted above to have been compiled from published sources (“Glencar published information”) and in respect of which the directors of Gold Fields Metals BV and Gold
Fields Limited accept responsibility only for the correctness and fairness of its reproduction and presentation. To the best of the knowledge and belief of the directors of Gold Fields Metals BV and of its parent company, Gold Fields Limited (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility
(excluding the Glencar published information) is in accordance with the facts and does not omit anything likely to affect the import of such information.
Under the provisions of Rule 8.3 of the Irish Take Over Code, if any person is, or becomes,
“interested” (directly or indirectly) in one per cent. or more of any class of “relevant securities” of
Glencar , all “dealings” in any “relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 p.m. on the business day in Ireland following the date of the relevant transaction. This requirement will continue until the date on which the "offer period" ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of Glencar, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Irish Take Over Code, all “dealings” in “relevant securities” of
Glencar , by Glencar or Gold Fields or by any of their respective “associates”, must be disclosed by no later than 12.00 noon on the London business day following the date of the relevant transaction.
Terms in quotation marks are defined in the Irish Take Over Code, which can also be found on the
Irish Take Over Panel’s website. If you are in any doubt as to whether or not you are required to disclose “dealing” under Rule 8, you should consult the Irish Take Over Panel.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 July 2009

GOLD FIELDS LIMITED
By:

Name:  Mr W J Jacobsz
Title:     Senior Vice President: Investor
Relations and Corporate Affairs